Exhibit 99.4

GAINSCO, INC.
3333 Lee Parkway, Suite 1200
Dallas, Texas 75219

, 2006

Dear Shareholder:

Enclosed are the prospectus and other materials relating to the rights offering by GAINSCO, INC. Please carefully review the prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of GAINSCO, INC. common stock only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page 1 of the prospectus. You should also refer to the detailed Instructions for Use of GAINSCO, INC. Subscription Certificates, included with this letter. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

•       You will receive .2222 of a subscription right for each share of GAINSCO, INC. common stock you owned of record at the close of business on October 13, 2006. You will not receive any fractional rights, instead fractional subscription rights will be rounded up to the next largest whole number. Each whole subscription right entitles you to purchase one share of common stock at the Subscription Price. For example, if you own 100 shares of GAINSCO, INC. common stock, you will receive 23 subscription rights.

•       Subject to the allocation described below, each subscription right also grants the holder an over-subscription right to purchase additional shares of GAINSCO, INC. common stock that are not purchased by other subscription rights holders pursuant to their basic subscription rights. Subscription rights holders are entitled to exercise their over-subscription right only if they exercise their basic subscription rights in full.

•       You may purchase one share of common stock upon exercise of each whole subscription right you receive, and upon exercise of the over-subscription right, at the subscription price of $4.00 per share (the “Subscription Price”).

•       Each subscription rights holder who exercises their basic subscription rights in full will be eligible to subscribe at the Subscription Price for shares of common stock that are not otherwise purchased pursuant to the exercise of subscription rights by other subscription rights holders under the basic subscription rights (the “Excess Shares”), subject to availability and proration as described below. Shares of common stock will be available for purchase pursuant to the over-subscription rights only to the extent that any shares of common stock are not subscribed for pursuant to the basic subscription rights. If there are not enough Excess Shares to satisfy all subscriptions made under the over-subscription rights, the Company will allocate the remaining Excess Shares pro-rata (subject to the elimination of fractional shares) among those subscription rights holders who exercised their over-subscription rights, in proportion to the number of shares each beneficial holder exercising the over-subscription rights has purchased pursuant to the basic subscription rights; provided, however, that if such pro-rata allocation results in any subscription rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder’s over-subscription rights, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the over-subscription right on the same pro-rata basis outlined above. Such proration will be repeated until all Excess Shares have been allocated to the full extent of the over-subscription rights. See “The Offering—The Subscription Rights—Over-Subscription Rights” in the prospectus.

•       The rights offering expires at 5:00 p.m., New York City time, on           , 2006, unless extended. If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for shares of common stock.

•       Once you elect to exercise your subscription rights and over-subscription rights, you cannot change your mind and revoke your election.

If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership in GAINSCO, INC. may be diluted. Please see page 6 of the prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, shareholders may contact Morrow & Co., Inc. at (800) 607-0088, and banks and brokers may contact Morrow & Co., Inc. at (800) 654-2468.

Sincerely,

/s/ GLENN W. ANDERSON
Glenn W. Anderson
President and Chief Executive Officer